Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
IGI Laboratories, Inc. and Subsidiaries

We hereby consent to the incorporation by reference in this prospectus constituting a part of Amendment No. 1 to the Registration Statement on Form S-3 our report dated March 31, 2010 relating to the consolidated balance sheets of IGI Laboratories, Inc. and Subsidiaries as of December 31, 2009 and 2008 and the related consolidated statements of operations, cash flows and stockholders’ equity for each of the years then ended, which appears in the December 31, 2009 Annual Report on Form 10-K of IGI Laboratories, Inc. and Subsidiaries.

We also consent to the reference to our firm under the heading “Experts” in the prospectus.

/s/ Amper, Politziner & Mattia, LLP

February 23, 2011